Exhibit 99.2

ALEXCO RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

Suite 1225, 555 Burrard Street, Vancouver, BC V7X 1M9 ׀ Phone: 604-633-4888 Fax: 604-633-4887

www.alexcoresource.com

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

TABLE OF Contents

1. SECOND QUARTER 2022 HIGHLIGHTS	3
2. OVERVIEW OF THE BUSINESS	4
3. BUSINESS DEVELOPMENTS	5
4. RESULTS OF OPERATIONS	6
5. OUTLOOK AND STRATEGY	7
6. FINANCIAL RESULTS	8
7. LIQUIDITY RISK, CASH FLOWS AND CAPITAL RESOURCES	9
8. EMBEDDED DERIVATIVE ASSET AND FINANCIAL INSTRUMENTS	12
9. KEY MANAGEMENT COMPENSATION	13
10. CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS	14
11. NON-GAAP MEASURES	14
12. DISCLOSURE CONTROLS AND PROCEDURES	15
13. RISK FACTORS	15
14. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	15
15. SUMMARY OF MINERAL RESERVE AND RESOURCE ESTIMATES	17
16. TECHNICAL DISCLOSURE CAUTIONARY NOTE TO U.S. INVESTORS - INFORMATION CONCERNING PREPARATION OF RESOURCE ESTIMATES	19

Alexco Resource Corp. ׀ Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated August 11, 2022 and provides an analysis of Alexco’s unaudited interim condensed consolidated financial statements for the three and six month periods ended June 30, 2022 (“Q2 2022” and “YTD 2022”) compared to the three and six month periods ended June 30, 2021 (“Q2 2021” and “YTD 2021”). This MD&A will also refer to certain periods including the three months ended March 31, 2022 (“Q1 2022”) and the year ended December 31, 2021 (“FY 2021”).

The following information should be read in conjunction with the Corporation’s June 30, 2022 unaudited interim condensed consolidated financial statements with accompanying notes, which have been prepared in accordance with IAS 34 Interim Financial Reporting, and with the Corporation’s audited consolidated financial statements with accompanying notes and related MD&A for the fiscal year ended December 31, 2021, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The interim financial statements follow the same accounting policies and methods of computation as compared with the most recent fiscal financial statements. All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com and on the SEDAR website at www.sedar.com and Edgar website at www.sec.gov.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information has been reviewed and approved by Sebastien D. Tolgyesi, P.Eng., P.Geo., Keno Hill Operations Manager, who is a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

1. SECOND QUARTER 2022 HIGHLIGHTS

Acquisition by Hecla Mining Company

•	On July 4, 2022, the Corporation entered into a definitive arrangement agreement with Hecla Mining Company (“Hecla”), as assigned and amended (the “Arrangement Agreement”), pursuant to which 1080980 B.C. Ltd. (“108”), a subsidiary of Hecla, will acquire all of the outstanding common shares of Alexco that 108 does not already own. Each outstanding common share of Alexco will be exchanged for 0.116 of a share of Hecla common stock. The acquisition is subject to approvals by Alexco securityholders, as well as applicable regulatory approvals and the satisfaction or waiver of customary closing conditions. The board of directors of Alexco and Hecla have both unanimously approved the transaction. See “Business Developments” for further information in relation to Alexco’s acquisition by Hecla.

Corporate

•	The Corporation reported revenues of $3,952,000 for Q2 2022 compared to $7,939,000 for Q2 2021. Mining operations revenue, net of streaming payments related to the Wheaton Precious Metals Corp. (“Wheaton”) silver purchase agreement (“SPA”), in Q2 2022 was $3,528,000 and was derived from concentrate sales from ore sourced from the Bermingham and Flame & Moth mines. In Q2 2022, the Corporation also recognized reclamation management revenue of $424,000.

•	The Corporation recorded a write-down of mineral properties, plant and equipment of $97,048,000 during Q2 2022. As at June 30, 2022, indicators of impairment were identified, and the carrying value of the Keno Hill cash generating unit (“Keno Hill CGU”) was compared with its recoverable amount. The recoverable amount of the Keno Hill CGU was determined by management based on the fair value less costs of disposal (“FVLCD”) method using the implied value of Alexco based on the agreed transaction value with Hecla. Management assessed that the Keno Hill CGU carrying value exceeded its FVLCD and a write-down of mineral properties, plant and equipment was recognized.

•	The Corporation reported a net loss of $95,062,000 for Q2 2022 which was primarily attributable to a write-down of mineral properties, plant and equipment and a gross loss from mining operations, partially offset by a gain on sale of mineral property rights related to the McQuesten mineral property and a fair value gain on the embedded derivative asset related to the Wheaton SPA. A net loss of $2,748,000 for Q2 2021 was primarily from ramp-up related costs at Keno Hill and general and administrative costs.

•	The Corporation reported an adjusted net loss of $4,269,000 for Q2 2022 compared to $2,548,000 for Q2 2021. The adjusted net loss excludes the amounts recorded with respect to the fair value adjustment on the embedded derivative asset related to the Wheaton SPA and the non-cash write-down of mineral properties, plant and equipment (see “Non-GAAP Measures”).

Alexco Resource Corp. ׀ Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

•	The Corporation reported an operating loss of $105,662,000 for Q2 2022 compared to $2,489,000 for Q2 2021. The operating loss for Q2 2022 was related to a write-down of mineral properties, plant and equipment and a gross loss from mining operations.

•	The Corporation’s cash and cash equivalents as at June 30, 2022 totaled $8,901,000 compared to $9,933,000 as at December 31, 2021, while net working capital totaled $(6,368,000) compared to $1,389,000 as at December 31, 2021 (see “Non-GAAP Measures”). The Corporation’s restricted cash and deposits as at June 30, 2022 totaled $2,998,000 compared to $2,990,000 as at December 31, 2021.

Mine Operations and Exploration

•	During the quarter, ramp-up of mining activity at Keno Hill continued to progress with underground development performance aided by improved equipment availability (versus Q1 2022) at both the Flame & Moth and Bermingham mines. Similarly, the District Mill saw improved throughput and metallurgical performance in the same period. Underground advance at Bermingham reached the 1120 level, where the upper portion of the high-grade Bear Zone has been cross-cut with two ore faces and predictive block model grades of 1,900 - 2,000 grams per tonne silver appear to be well supported or exceeded in mine based rib and face assays.

•	While the underground performance improvements were notable, and the demonstrated supply of 150-250 tonnes per day of ore to the mill has been important, the rate of improvement in the advance of underground development remained insufficient to achieve the necessary number of production headings to sustain 400 tonnes per day feed to the mill before the end of 2022. To rectify this imbalance, in June, the Corporation elected to temporarily suspend milling operations to focus all efforts on advancing underground development, which saw a combined total of 150 meters of underground development in the Bermingham and Flame & Moth mines in the month of July.

•	Surface exploration began with two drills in May with focus in the vicinity of the historic Silver King mine and the Coral Wigwam area, approximately 800 meters along structural trend from the Bermingham Mine. Early indications from shallow geology-defining drill holes in the Coral Wigwam area have identified a structural geology framework potentially similar to that which exists in the area of the Bermingham deposit.

Other Activities

•	On April 13, 2022, the Corporation completed a non-brokered private placement offering with an affiliate of Hecla for 7,473,495 common shares at a price of $1.75 per share, resulting in gross proceeds of $13,078,616.

•	On April 28, 2022, the Corporation received a further prepayment of US$5,000,000 under the unsecured revolving credit facility (the “Facility”) with its offtaker. During Q2 2022, the Corporation repaid US$2,500,000 plus applicable interest and standby fees. Subsequent to period end, the Company repaid the entire outstanding balance of the Facility.

•	On April 29, 2022, the Corporation sold to Victoria Gold Corp. (“Victoria”) all of its rights, benefits and interests in and to the remaining option consideration payable to Alexco by Banyan Gold Corp. (“Banyan”) under the option agreement with Banyan in exchange for 447,142 shares of Victoria. On May 4, 2022, the Victoria shares were sold for net proceeds of $6,000,000 after selling costs and commissions.

2. OVERVIEW OF THE BUSINESS

The Corporation owns the majority and most prospective part of the historic Keno Hill Silver District (“Keno Hill” or the “District”), located in Canada's Yukon Territory. The Bellekeno silver mine, a high-grade silver operation, commenced commercial production at the beginning of 2011 and was Canada's only operating primary silver mine from 2011 to 2013, producing a total of 5.6 million (“M”) ounces (“oz”) of silver during the 2010 - 2013 period. In June 2020, the Corporation announced it was moving forward with final development of its mines at Keno Hill, including mining from the Bellekeno, Flame & Moth, and Bermingham deposits. Ore mining from the Bellekeno mine occurred between November 2020 and October 2021. Ore mining from the Bermingham mine commenced in August 2021. Ore mining from the Flame & Moth mine commenced January 2022. In June 2022, the Corporation elected to temporarily suspend milling operations to focus all efforts on advancing underground development.

Alexco Resource Corp. ׀ Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

Keno Hill lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). Alexco is party to a Comprehensive Cooperation and Benefits Agreement with the FNNND, setting out common understandings, obligations and opportunities arising from all of Alexco’s activities within the District including exploration, care and maintenance, historic District closure activities, and mine production.

Alexco is a public company which is listed on the Toronto Stock Exchange and the NYSE American Equities Exchange (under the symbol AXU).

3. BUSINESS DEVELOPMENTS

Acquisition by Hecla Mining Company

On July 4, 2022, the Corporation entered into a definitive agreement with Hecla, as assigned and amended, pursuant to which 108, a subsidiary of Hecla, will acquire all of the outstanding common shares of Alexco that 108 does not already own. Each outstanding common share of Alexco will be exchanged for 0.116 of a share of Hecla common stock implying consideration of US$0.47 per Alexco common share and a premium of 23% based on the companies’ 5-day volume weighted average price on the NYSE and NYSE American on July 1, 2022. In addition, Hecla agreed to (i) provide an interim secured loan facility of up to US$30,000,000 to ensure the development and exploration at Keno Hill continues to be advanced and (ii) subscribe for an additional 8,984,100 common shares of Alexco bringing its ownership share in Alexco to 9.9%.

Hecla also entered into an agreement with Wheaton to terminate its silver streaming interest at Alexco’s Keno Hill property in exchange for US$135,000,000 of Hecla common stock, conditional upon the completion of the acquisition of Alexco discussed above.

On July 19, 2022, Hecla and Alexco completed the US$30,000,000 secured loan facility and an affiliate of Hecla purchased 8,984,100 Alexco shares at $0.50 per share for proceeds of $4,492,050, which resulted in 9.9% of Alexco shares being held by Hecla or its affiliates. An initial amount of US$20,000,000 was immediately drawn on the loan facility and the remainder is available on a revolving basis, with the use of proceeds for working capital and capital expenditures purposes according to a plan jointly approved by Alexco and Hecla. The loan and equity financing are intended to provide Alexco with immediate working capital to continue development work at Keno Hill.

The transaction will be implemented by a Court-approved plan of arrangement under the Business Corporations Act (British Columbia) and requires the approval of: (i) 66 2/3% of the votes cast by the holders of Alexco’s common shares, (ii) 66 2/3% of the votes cast by the affected securityholders of Alexco voting as a single class, and (iii) a majority of the votes cast by the holders of Alexco’s common shares after excluding any votes of Hecla and other persons required to be excluded under Canadian Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, all at a special meeting to be held on August 30, 2022.

The Alexco-Hecla and Wheaton-Hecla transactions are each subject to applicable regulatory approvals and the satisfaction or waiver of customary closing conditions. The agreement provides for customary deal-protection provisions, including a non-solicitation covenant on the part of Alexco, a right for Hecla to match any superior proposal and a termination fee of US$10,000,000, payable by Alexco to Hecla, under certain circumstances.

The special meeting of securityholders of Alexco will be held on August 30, 2022, with the acquisition expected to close on September 7, 2022. The Meeting Materials have been filed by Alexco on SEDAR and EDGAR and are available under Alexco’s profile at www.sedar.com and on EDGAR at www.sec.gov.

COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The impacts on global commerce have been far-reaching. There is ongoing uncertainty surrounding COVID-19 cases at Keno Hill, including but not limited to uncertainty around workplace and travel restrictions, supply chain interruptions, and the recruitment of underground miners and maintenance technicians. The Corporation notes that COVID-19 pandemic risk remains a risk to development activities at Keno Hill.

Alexco Resource Corp. ׀ Page 5

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

4. RESULTS OF OPERATIONS

Key operational metrics for the periods is summarized as follows:

	Q2 2022	Q2 2021	YTD 2022	YTD 2021

Ore tonnes mined	10,910	6,464	19,002	10,891
Ore tonnes milled	12,318	10,896	19,927	14,746
Mill throughput (tonnes per operating day)[1]	397	176	362	150
Ore tonnes stockpiled	0	635	0	635
Underground development meters	302	228	383	400

Head grade
Silver (“Ag”) (grams per tonne “g/t”)	515	703	454	773
Lead (“Pb”)	1.4%	9.3%	1.3%	9.8%
Zinc (“Zn”)	2.6%	3.1%	2.5%	3.2%

Recoveries
Silver	94%	93%	94%	90%
Lead in lead concentrate	81%	83%	83%	83%
Zinc in zinc concentrate	74%	85%	70%	70%

Concentrate production and grades
Lead concentrate produced (tonnes)	351	1,174	578	1,713
Silver grade (g/t)	15,817	5,729	13,681	5,690
Lead grade	40%	70%	38%	70%
Zinc concentrate produced (tonnes)	499	635	746	740
Silver grade (g/t)	760	715	765	637
Zinc grade	48%	53%	48%	44%

Contained metal in concentrate produced
Silver (ounces)	190,930	227,683	272,655	328,667
Lead (pounds)	312,778	1,799,959	477,864	2,654,305
Zinc (pounds)	532,200	637,780	787,715	724,274

Sales volumes by payable metal[2]
Silver (ounces)	197,855	207,876	263,578	296,399
Lead (pounds)	327,712	1,725,757	452,288	2,444,935
Zinc (pounds)	522,633	439,850	654,742	500,097

Recognized metal prices[3]
Silver (per ounce)	US$21.90	US$27.14	US$22.40	US$26.94
Lead (per pound)	US$0.98	US$0.99	US$0.99	US$0.97
Zinc (per pound)	US$1.72	US$1.34	US$1.74	US$1.33
1.	Mill throughput (tonnes per operating day) is based on the number of days that the mill was operational during the period. The mill was operational for 31 days and 62 days during Q2 2022 and Q2 2021 and for 55 days and 98 days during YTD 2022 and YTD 2021, respectively.
2.	Sales volumes by payable metal represents the volumes of each payable metal sold to the offtaker, and prior to the 25% of silver that is delivered to Wheaton under the Wheaton SPA. Silver is the only metal deliverable to Wheaton under the Wheaton SPA.
3.	Recognized metal prices represent average metal prices for concentrate sales revenue recognized over the period, weighted by dollar of concentrate sales revenue recognized.

During Q2 2022, the Corporation mined 10,910 tonnes of ore, of which 5,864 tonnes were attributable to the Bermingham mine and 5,046 tonnes were attributable to the Flame & Moth mine.

During Q2 2022, the Corporation milled 12,318 tonnes of ore. The mill has been operating on a modified rotation schedule to match ore production from the Bermingham and Flame & Moth mines.

During Q2 2022, the Corporation produced 351 tonnes of Pb/Ag concentrate with an average grade of 15,817 g/t Ag and 499 tonnes of Zn/Ag concentrate with an average grade of 760 g/t Ag. During Q2 2022, silver recoveries averaged 94%, with 93% of recovered silver attributable to the Pb/Ag concentrate.

During Q2 2022, the Corporation produced 190,930 silver ounces.

Alexco Resource Corp. ׀ Page 6

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

Exploration

Surface exploration began with two drills in May with focus in the vicinity of the historic Silver King mine and the Coral Wigwam area, approximately 800 meters along structural trend from the Bermingham Mine. Early indications from shallow geology-defining drill holes in the Coral Wigwam area have identified a structural geology framework potentially similar to that which exists in the area of the Bermingham deposit.

ERDC

In parallel with mine operations, Alexco, through its subsidiary Elsa Reclamation & Development Company Ltd. (“ERDC”), continues to advance the reclamation project related to historic environmental disturbances in the District. In addition, as part of Alexco’s 2006 acquisition of the United Keno Hill Mines Limited and UKH Minerals Limited (“UKHM”) mineral rights in the District, ERDC is retained by the Canadian Government as a paid contractor responsible on a continuing basis for the environmental care and maintenance for the historical environmental liabilities of the former UKHM mineral properties. ERDC is responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee established on a per-site basis totaling $900,000, adjustable for material changes in scope.

5. OUTLOOK AND STRATEGY

2022 Production and Development at Keno Hill

As previously described, on June 22, 2022, the Corporation elected to temporarily suspend milling operations to focus all efforts on advancing underground development. After this development period is complete, the Corporation anticipates accessing, cross-cutting, and having available a total of approximately 120,000 tonnes of ore inventory grading 1,050 g/t Ag at the Bermingham and Flame & Moth mines by year end 2022.

Exploration

Surface exploration began with two drills in May with focus in the vicinity of the historic Silver King mine and the Coral Wigwam area, approximately 800 meters along structural trend from the Bermingham Mine. Early indications from shallow geology-defining drill holes in the Coral Wigwam area have identified a structural geology framework potentially similar to that which exists at the Bermingham deposit. The next phase of this work will focus on deeper drilling of the targeted structure(s) within permissive stratigraphy, areas which proved highly productive in the adjacent Bermingham deposit.

ERDC

In Q1 2021, ERDC entered an application for a renewal of Water Licence QZ17-076 to undertake the reclamation plan (the “UKHM Reclamation Plan”). Two phases of public comment on the Water Licence Application QZ21-012 were completed in 2022; from January 24, 2022 through March 25, 2022, and from June 22, 2022 to July 13, 2022. ERDC has responded to all interventions. The Water Board is currently in the application review phase of their process. ERDC’s Type B Water Licence (QZ17-076) under the Waters Act to undertake Care and Maintenance activities expired on August 8, 2022. The Corporation is actively working with the appropriate regulatory officials to ensure regulatory authorizations are in place to maintain care and maintenance activities until the Water Licence renewal is complete which is expected in Q3 2022.

Economic Climate

Ag, Pb, and Zn historically are the primary metals found within the District. During Q2 2022, the average Ag price was US$22.64 per ounce and traded from a low of US$20.41 per ounce on June 30, 2022 to a high of US$25.91 per ounce on April 19, 2022, while Pb traded between US$0.88 to US$1.12 per pound and Zn traded between US$1.42 to US$2.05 per pound, and the average Canadian-US exchange rate was US$0.78 per CAD. As at the date of this MD&A, spot commodity prices are approximately US$20.75 per ounce for Ag, US$0.99 per pound for Pb and US$1.66 per pound for Zn and the Canadian-US exchange rate is approximately US$0.78 per CAD.

Consensus investment analyst forecasts over the next two years for Ag average approximately US$24.01 per ounce, while forecasts for Pb and Zn average approximately US$1.00 per pound and US$1.56 per pound, respectively. The Canadian-US exchange rate consensus forecast for the next two years is US$0.79 per CAD (see “Risk Factors” in the MD&A for the year ended December 31, 2021, including but not limited to “Potential Profitability of Mineral Properties Depends Upon Other Factors Beyond the Control of Alexco” and “General Economic Conditions May Adversely Affect Alexco’s Growth and Profitability” thereunder).

Alexco Resource Corp. ׀ Page 7

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

6. FINANCIAL RESULTS

Key financial metrics are summarized as follows:

(expressed in thousands of Canadian dollars, except per share amounts)
	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Revenues - Mining operations	3,528	7,501	5,580	10,234
Revenues - Reclamation management	424	438	1,168	1,518
Operating Loss	(105,662)	(2,489)	(111,913)	(5,543)
Adjusted Loss Before Taxes[1]	(4,576)	(2,624)	(10,716)	(1,258)
Cash and cash equivalents	8,901	39,123	8,901	39,123
Net Working Capital[1]	(6,368)	30,240	(6,368)	30,240
Adjusted Net Loss[1]	(4,269)	(2,548)	(9,971)	(1,397)
Net Income (Loss)	(95,062)	(2,748)	(106,376)	1,411
Shareholders
Basic and diluted net income (loss) per common share	(0.59)	(0.02)	(0.67)	0.01
Adjusted basic and diluted loss per common share[1]	(0.03)	(0.02)	(0.06)	(0.01)
Total assets[2]	132,206	215,448	132,206	215,448
Total non-current liabilities	6,399	10,772	6,399	10,772
1.	See “Non-GAAP Measures”.
2.	Total assets decreased primarily due to a write-down of mineral properties, plant and equipment.

The Corporation’s financial results for Q2 2022 were primarily driven by a write-down of mineral properties, plant and equipment and a gross loss from mining operations, partially offset by a gain on sale of mineral property rights related to the McQuesten mineral property and a gain on the embedded derivative asset related to the Wheaton SPA, while financial results for Q2 2021 were primarily driven by a gross loss from mining operations and general and administrative expenses.

Selected financial information for the most recent eight quarters is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

Period	Revenue	Gross Profit (Loss)	Net Income (Loss)	Basic Income (Loss) per Share	Diluted Income (Loss) per Share	Gain (Loss) on Embedded Derivative Asset	Expenditures Capitalized to Mineral Properties
Q3 2020	795	(153)	(15,241)	$(0.11)	$(0.11)	(11,976)	4,817
Q4 2020	633	(284)	(15,817)	$(0.12)	$(0.12)	(6,270)	10,196
Q1 2021	3,813	(1,066)	4,159	$ 0.03	$ 0.03	3,009	9,537
Q2 2021	7,939	(467)	(2,748)	$(0.02)	$(0.02)	(200)	9,830
Q3 2021	6,483	(1,513)	4,511	$ 0.03	$ 0.03	8,743	8,795
Q4 2021	3,267	(5,400)	(9,069)	$(0.06)	$(0.06)	(2,093)	10,798
Q1 2022	2,796	(3,144)	(11,316)	$(0.07)	$(0.07)	(5,612)	11,957
Q2 2022	3,952	(6,425)	(95,062)	$(0.59)	$(0.59)	6,255	8,952

1.	Sum of all the quarters may not add up to the yearly totals due to rounding.

Our financial results are primarily driven by concentrate production and Ag prices. Significant changes in these factors directly impact our revenue, gross profit (loss), and net income (loss). In addition, significant changes to model inputs for the embedded derivative asset (see “Embedded Derivative Asset and Financial Instruments”) can significantly impact net income (loss) and gain (loss) on embedded derivative asset. Throughout the 2020-2022 periods, as a result of the Corporation’s decision to re-start and advance Keno Hill to production, significant development activities have occurred affecting expenditures capitalized to mineral properties.

Alexco Resource Corp. ׀ Page 8

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

As at June 30, 2022, the Corporation’s net assets exceeded its market capitalization. Furthermore, on June 22, 2022, the Corporation announced that it would temporarily suspend milling operations to focus on advancing underground development at the Bermingham and Flame & Moth mines. Management considered these to be indications of impairment, and as such, carried out an assessment comparing the carrying value of the Keno Hill CGU with its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Keno Hill CGU includes the assets and liabilities related to the Bermingham, Flame & Moth, and Lucky Queen mineral properties, and the Keno Hill District Mill, all within the mining operations reporting segment.

In performing this assessment, management was required to make significant judgments with respect to the allocation of assets and liabilities to the Keno Hill CGU. By their nature, such estimates are subject to risks and significant uncertainty. The recoverable amount of the Keno Hill CGU was determined by management based on the FVLCD method using the implied value of Alexco based on the agreed transaction value with Hecla. According to the terms of the transaction, each outstanding common share of Alexco will be exchanged for 0.116 of a share of Hecla common stock. Based on the results of this assessment, the Corporation recognized a write-down of mineral properties, plant and equipment on the interim condensed consolidated statements of income (loss) and comprehensive income (loss) totaling $97,048,000, which was recorded against the Bermingham, Flame & Moth and Lucky Queen mineral properties, and plant and equipment on the interim condensed consolidated balance sheets.

General and Administrative Expenses

Corporate general and administrative expenses during Q2 2022 totaled $2,189,000 compared to $2,022,000 for Q2 2021. Both periods included non-cash costs in the amounts of $466,000 and $464,000 for Q2 2022 and Q2 2021, respectively, which relate to share-based compensation and amortization and depreciation expenses.

7. LIQUIDITY RISK, CASH FLOWS AND CAPITAL RESOURCES

Liquidity Risk

As at June 30, 2022, the Corporation had cash and cash equivalents, accounts and other receivables, inventories, prepaid expenses and other, and promissory note receivable of $17,319,000 to settle accounts payable and accrued liabilities, current lease liabilities, and revolving credit facility payable of $23,687,000. During the three and six month periods ended June 30, 2022, net cash used in (from) operating activities was $6,281,000 and $13,558,000 (2021 - $(647,000) and $4,033,000), respectively. The Corporation has not achieved positive cash flows from operations during ramp-up at Keno Hill. The Corporation's rate of advance of underground development remained insufficient and its operations ramp-up plan were behind schedule. On June 22, 2022, the Corporation announced that it would temporarily suspend milling operations to focus on advancing underground development at the Bermingham and Flame & Moth mines. Subsequent to June 30, 2022, the Corporation obtained the following additional capital resources as a result of its acquisition by Hecla Mining Company:

•	Hecla provided Alexco with a US$30,000,000 secured loan facility with an interest rate of 10%, and
•	Hecla purchased 8,984,100 Alexco shares at $0.50 per common share, for proceeds of $4,492,050.

On July 19, 2022, Hecla and Alexco completed the US$30,000,000 secured loan facility and an affiliate of Hecla purchased 8,984,100 Alexco shares at $0.50 per share for proceeds of $4,492,050, which resulted in 9.9% of Alexco shares being held by Hecla or its affiliates. An initial amount of US$20,000,000 was immediately drawn on the loan facility and the remainder is available on a revolving basis, with the use of proceeds for working capital and capital expenditures purposes according to a plan jointly approved by Alexco and Hecla. The loan and equity financing are intended to provide Alexco with immediate working capital to continue development work at Keno Hill.

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place. The Corporation maintains an internally generated cash flow forecast, which is based on its most recently published technical report and is updated based on actual performance and future expected performance at Keno Hill. Significant assumptions used in preparing the forecast include, but are not limited to, production volumes, development rates, operating costs, development costs, and commodity prices. Adverse changes to these assumptions could affect the Corporation’s available liquidity and its ability to meet its obligations associated with financial liabilities.

Alexco Resource Corp. ׀ Page 9

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

Management believes that the additional capital resources obtained subsequent to period-end provides sufficient liquidity to meet its ongoing obligations and support its operating requirements for a period of at least 12 months from June 30, 2022. If the Corporation is unable to achieve its development targets or the acquisition by Hecla is not completed, resulting in the requirement to repay the secured loan facility, then the Corporation will be required to obtain additional funding to repay the loan continue development at the Keno Hill Silver District.

As noted elsewhere in this MD&A, increased COVID-19 related workplace and travel restrictions, supply chain interruptions, equipment availability and recruitment/retention of underground miners and maintenance technicians remain a risk to ramp-up and production activities at Keno Hill. Further, any unforeseen capital and development expenditures in excess of current plans, slower than forecasted development advance rates, and funding necessary to achieve the Corporation’s long-term objectives for the ongoing exploration and future development of its mineral properties may require the Corporation to raise additional funding in the future.

The Corporation’s main sources of funding have been from mining operations revenue and reclamation management revenue from ERDC, equity issuances, and Facility prepayments. All sources of financing reasonably available will be considered to fund future capital requirements should they arise, including but not limited to issuance of new capital, issuance of new debt, and the sale of assets in whole or in part, including mineral property interests or other property interests. There can be no assurance of profitable mining operations or continued access to financing in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and defer its planned exploration and development activities.

The Corporation’s activities expose it to a variety of financial risks: market risk (currency risk), credit risk, commodity risk and liquidity risk. Risk management is carried out by Management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in Note 21 of the Corporation’s consolidated financial statements for the year ended December 31, 2021.

The Corporation manages liquidity uncertainty by monitoring actual and projected cash flows on a regular basis to ensure the Corporation can service its contractual obligations and commitments such as flow through financing commitments. Factors that can impact the Corporation’s liquidity are monitored regularly and include operational levels, operating costs, capital costs and foreign exchange rates.

Cash Flows

(expressed in thousands of Canadian dollars)
	Q2 2022	Q2 2021	YTD 2022	YTD 2021

Cash from (used in) operating activities	$(6,281)	$647	$(13,558)	$(4,033)
Cash used in investing activities	(5,618)	(13,565)	(16,401)	(20,512)
Cash from financing activities	15,163	27,324	28,927	39,926

	$3,264	$14,406	$(1,032)	$15,381

The majority of cash used in operating activities during Q2 2022 and YTD 2022 was expended on ramp up costs at the Bermingham and Flame & Moth mines and Keno Hill mill to advance the District to production, and on general and administrative expenses. The majority of cash used in investing activities during Q2 2022 and YTD 2022 was expended on mineral properties, plant and equipment. The majority of cash from financing activities during Q2 2022 and YTD 2022 was due to proceeds from an equity financing and private placement with an affiliate of Hecla, and prepayments from the Corporation’s offtaker under the Facility, partially offset by repayments to the Facility.

Capital Resources

On April 8, 2022 the Corporation filed a short-form base shelf prospectus (the “Shelf”) with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which allows the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $100,000,000 during the 25-month period following April 8, 2022. As of the date of this MD&A, $nil has been applied against the Shelf.

Alexco Resource Corp. ׀ Page 10

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

On July 19, 2022 the Corporation received $4,492,050 from an equity financing with an affiliate of Hecla and received an initial US$20,000,000 from the secured loan facility from Hecla.

On April 13, 2022, the Corporation completed a non-brokered private placement offering with an affiliate of Hecla for 7,473,495 common shares at a price of $1.75 per share, raising gross proceeds of $13,078,616. The Corporation used the net proceeds of the Offering for general corporate purposes, including funding of the continued ramp-up of mining operations at Keno Hill.

On January 27, 2022, the Corporation completed an equity financing and issued 2,129,685 flow-through shares with respect to “Canadian exploration expenses” priced at $2.70 per CEE Share, and 1,480,740 flow-through shares with respect to “Canadian development expenses” priced at $2.33 per CDE Share, for aggregate gross proceeds of $9,200,274. The proceeds from the CEE Shares will be used to fund the 2022 surface exploration drilling program and the proceeds from the CDE Shares will be used for underground development at the Flame & Moth and Bermingham mines in 2022.

(expressed in thousands of Canadian dollars)	Estimated Amount to be Expended	Approximate Amount Expended(1)
Use of Proceeds: Underwriters' fee in respect of January 2022 Offering	$460	$460
Costs of the January 2022 Offering	210	210
CEE Shares - 2022 surface exploration drilling program	5,355	2,382
CDE Shares - Flame & Moth and Bermingham mine underground development	3,175	3,175

	$9,200	$6,227
1.	Approximate amounts expended as of the date of this MD&A.

On September 23, 2021 and subsequently on January 18, 2022, the Corporation and its offtaker amended the existing offtake agreement to allow for an unsecured revolving credit facility for up to US$10,000,000. The Facility allows the Corporation to request prepayments, in US$1,000,000 increments, which are repaid in five monthly instalments against future deliveries of concentrate or in cash. The interest rate on drawn amounts is equal to three month LIBOR + 7.05%. The standby fee on undrawn amounts is 1.5% per annum, payable quarterly. In March and April 2022, the Corporation received prepayments totaling US$10,000,000. During Q2 2022, the Corporation repaid US$2,500,000 plus applicable interest and standby fees. Subsequent to period end, the Company repaid the entire balance of the Facility.

The Corporation holds a $1,250,000 promissory note receivable that is payable to Alexco on June 30, 2023, bearing interest of 5%.

The following table summarizes the current contractual obligations as at June 30, 2022, of the Corporation and associated payment requirements over the next five years and thereafter:

Contractual Obligations (expressed in thousands of Canadian dollars)	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years

Lease liabilities	$5,154	$1,587	$3,567	$ Nil	$ Nil
Revolving credit facility payable	9,669	9,669	Nil	Nil	Nil
Decommissioning and rehabilitation provision (undiscounted basis)	6,470	702	12	538	5,218
Committed Expenditures: Purchase obligations	4,090	3,813	212	65	Nil
Total	$25,383	$15,771	$3,791	$603	$5,218

Alexco Resource Corp. ׀ Page 11

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

Share Data

As at the date of this MD&A, the Corporation has 171,708,497 common shares issued and outstanding. In addition, there are outstanding incentive share options exercisable into a further 8,314,418 common shares, warrants to be settled by way of common shares issued from treasury for a further 2,000,000 common shares, restricted share units to be settled by way of common shares issued from treasury for a further 1,066,369 common shares and deferred share units to be settled by way of common shares issued from treasury for a further 894,000 common shares.

Off-Balance Sheet Arrangements

Alexco has no off-balance sheet arrangements as defined by National Instrument 52-109.

8. EMBEDDED DERIVATIVE ASSET AND FINANCIAL INSTRUMENTS

Embedded Derivative Asset

The fair value of the embedded derivative asset related to the Wheaton SPA was estimated based on the discounted future cash flows using a probability-based dynamic valuation model resulting in a fair value adjustment during the six month periods ended June 30, 2022, of $643,000 (2021 - $2,808,000). The model relies upon inputs from the current mine plan less payable ounces already delivered. The model is updated quarterly for the Corporation’s credit spread, Wheaton’s credit spread, risk-free yield curve, silver price forward curve, historical silver price volatility, mineral reserves and resources and the production profile. Management estimates mineral reserves and resources and production profile, based on information compiled and reviewed by management’s experts. Payments from Wheaton are inversely related to the silver price; if, for example, silver prices were to increase or decrease from the current spot and forward prices as at June 30, 2022 by 10% per ounce and all other assumptions remained the same, the approximate derivative asset value would be $20,577,000 and $26,479,000, respectively.

The valuation model for the embedded derivative asset related to the Wheaton SPA relies upon inputs from the current mine plan incorporating the payable ounces already delivered. It is also revised for updated studies, mine plans and actual production. The valuation model for the embedded derivative asset is updated quarterly to utilize a probability-based dynamic valuation model as opposed to a static valuation model. As such, the discount rate used and Ag price assumptions being updated quarterly are based on the risk-free yield curve and Ag price forward curve at quarter end.

The following table summarizes the expected stand-alone impact on the embedded derivative asset value based on changes in model inputs:

Dynamic Model Input Change	Expected Impact on Embedded Derivative Asset Value
Ag Price Increase	Decrease
Ag Price Volatility Increase	Decrease
Foreign Exchange: US dollar appreciates compared to CDN dollar	Increase
Risk Free Yield Increase	Decrease

Management expects that changes in the fair value of the embedded derivative asset during production will largely be driven by the risk-free yield curve, Ag price forward curve and production rate. In volatile Ag price environments, the valuation changes to the embedded derivative asset are expected to be material.

Financial Instruments

The Corporation’s financial instruments include its cash and cash equivalents, its restricted cash, its accounts and other receivables, its accounts payable and accrued liabilities, its promissory note receivable, and its investment in marketable securities.

Alexco Resource Corp. ׀ Page 12

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

Substantially all the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

As at June 30, 2022, a total of $2,998,000 of the Corporation’s restricted cash and deposits represents cash collateral posted with a surety company to underwrite surety bonds for security in respect of mine-site reclamation at certain of the Corporation’s mineral properties. The balance of the Corporation’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. The term deposits held as at June 30, 2022 as individual financial instruments carry initial maturity periods of one year or less. They have been classified as investments and accordingly are carried at amortized cost. All term deposits held are investment grade, low risk investments, generally yielding between 0.3% and 0.5% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.

The Corporation’s accounts and other receivables as at June 30, 2022 total $2,459,000, and primarily relate to a receivable from a government agency and provisionally priced trade receivables from the Corporation’s offtaker. The Corporation is exposed to credit losses due to the non-performance of its counterparties. The Corporation’s customer for the current reclamation management operations (carried out by ERDC) is a government body and therefore is not considered a material risk. Provisionally priced trade receivables consist of amounts receivable under the Corporation’s offtake agreement. Changes in the fair value of these receivables are recorded as other revenue within mining operations revenue at each period end using quoted forward metals prices obtained from futures exchanges. Provisionally priced trade receivables were recorded at fair value as at June 30, 2022.

The Corporation’s promissory note receivable as at June 30, 2022 totals $1,250,000 and relates to the sale of its former subsidiary business, Alexco Environmental Group (AEG). The Corporation is exposed to credit losses due to the potential non-performance of this counterparty. The maturity date of the promissory note receivable is June 30, 2023, bearing interest of 5% for the duration of this period and payable on maturity. The Corporation considered the expected lifetime credit losses to be nominal as at June 30, 2022.

The carrying amounts of the Corporation’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of investments in marketable securities, provisionally priced trade receivables, and the embedded derivative asset are adjusted to fair value at each balance sheet date. The fair values of all of the Corporation’s financial instruments measured as at June 30, 2022, other than the marketable securities that are included in investments, constitute Level 2 and Level 3 measurements within the fair value hierarchy defined under IFRS. The fair value of the investments in marketable securities constitute Level 1 measurements.

All of the Corporation’s mineral properties, plant and equipment are located in Canada and all of its mining operations occur in Canada. With development recommencing at the Keno Hill Silver District, the Corporation’s exposure to US dollar currency risk increases as some accounts payable and accrued liabilities are denominated in US dollars. The Corporation has not employed any hedging activities in respect of the prices for its payable metals or for its exposure to fluctuations in the value of the US dollar.

9. KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Corporation for the three and six month periods ended June 30, 2022 and 2021 was as follows:

(expressed in thousands of Canadian dollars)
	Q2 2022	Q2 2021	YTD 2022	YTD 2021

Salaries and other short-term benefits	$443	$426	$885	$1,151
Share-based compensation	340	362	676	722

	$783	$788	$1,561	$1,873

Alexco Resource Corp. ׀ Page 13

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

10. CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The Corporation’s significant accounting policies as well as significant judgments and estimates are presented in Notes 3 and 5 of Alexco’s December 31, 2021 annual consolidated financial statements and in Note 4 of Alexco’s June 30, 2022 interim condensed consolidated financial statements.

11. NON-GAAP MEASURES

The Corporation presents non-GAAP measures, which are not defined in IFRS. A description and calculation of the measures are given below and may differ from similarly named measures provided by other issuers. We disclose these measures because we believe it assists readers in understanding Alexco’s financial position. These measures should not be considered in isolation or used in substitute for other measures prepared in accordance with IFRS.

Adjusted Income (Loss) Before Taxes, Adjusted Net Income (Loss) and Adjusted basic and diluted net income (loss) per common share

The Adjusted Income (Loss) Before Taxes excludes amounts recorded with respect to the fair value adjustment on the embedded derivative asset related to the Wheaton SPA and non-cash write-down of mineral properties, plant and equipment, and within this MD&A is provided before tax, net of tax and on a per-share basis (see Adjusted Net Income (Loss) and Adjusted basic and diluted net income (loss) per common share). These measures are used by management to facilitate comparability between periods, and are believed to be relevant to external users for the same reason. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

These measures are reconciled to Income (Loss) Before Taxes from the interim condensed consolidated statements of income (loss) and comprehensive income (loss) for Q2 2022 and Q2 2021. Adjusted basic and diluted net income (loss) per common share has been calculated using the same weighted average number of common shares outstanding included in the interim condensed consolidated statements of income (loss) and comprehensive income (loss) for Q2 2022 and Q2 2021. The reconciliation is as follows:

(expressed in thousands of Canadian dollars, except per share amounts)	Q2 2022	Q2 2021	YTD 2022	YTD 2021

Income (Loss) Before Taxes	$(95,369)	$(2,824)	$(107,121)	$1,550
Subtract:
Gain (loss) on embedded derivative asset	6,255	(200)	643	2,808
Write-down of mineral properties, plant and equipment	(97,048)	—	(97,048)	—

Adjusted Income (Loss) Before Taxes	(4,576)	(2,624)	(10,716)	(1,258)

Income Tax Provision (Recovery)	(307)	(76)	(745)	139

Adjusted Net Income (Loss)	$(4,269)	$(2,548)	$(9,971)	$(1,397)

Adjusted basic and diluted net income (loss) per common share	$(0.03)	$(0.02)	$(0.06)	$(0.01)

Net Working Capital

Consolidated net working capital comprises those components of current assets and liabilities which support and result from the Corporation’s ongoing running of its current operations. It is provided to give a quantifiable indication of the Corporation’s short-term cash generation ability and business efficiency. As a measure linked to current operations and sustainability of the business, net working capital includes: cash and cash equivalents, accounts and other receivables, inventories, prepaid expenses and other, and promissory note receivable, less accounts payable and accrued liabilities, current lease liabilities, and revolving credit facility payable. Excluded components are current portion of embedded derivative asset, flow-through share premium and other current liabilities.

Alexco Resource Corp. ׀ Page 14

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

12. DISCLOSURE CONTROLS AND PROCEDURES

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under National Instrument 52-109, management advises that there have been no significant changes in the Corporation’s internal control over financial reporting during Q2 2022 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

13. RISK FACTORS

See “Liquidity Risk, Cash Flows and Capital Resources” for a discussion of the Corporation’s liquidity risk. There have been no other material changes to the risk factors set forth in Alexco’s Annual Information Form for the year ended December 31, 2021. Risk factors identified by the Corporation, as well as risks not currently known to the Corporation or that the Corporation currently deems to be immaterial, could materially affect the Corporation's future business, financial condition, results of operations, earnings and prospects, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. Readers are encouraged to review other specific risk factors which are discussed elsewhere in this MD&A, as well as in the Corporation’s consolidated financial statements for the year ended December 31, 2021 (under the headings “Description of Business, Nature of Operations, and COVID-19 Impacts”, “Summary of Significant Accounting Policies” and “Financial Instruments” and elsewhere within that document) and the list of risk factors identified by the Corporation in the Corporation’s Annual Information Form for the year ended December 31, 2021.

14. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to additional capital requirements to fund further exploration and development work on the Corporation's properties, future remediation and reclamation activities, future mineral exploration, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve and Mineral Resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting timelines, requirements for additional capital and sources, uses of funds, and the Corporation’s ability to successfully withstand the impact of the COVID-19 pandemic. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of exploration, development and mining activities; inability of the Corporation to finance the development of its mineral properties; uncertainty of capital costs, operating costs, production and economic returns; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Corporation’s mineral deposits; possible variations in resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; the Corporation’s need to attract and retain qualified management and technical personnel; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; risks related to governmental regulation, including environmental regulation; delays or inability of the Corporation in obtaining governmental approvals necessary to develop and operate mines on the Corporation’s properties; inability of the Corporation to obtain additional financing needed to fund certain contingent payment obligations on reasonable terms or at all; variations in interest rates and foreign exchange rates; and the impact of COVID-19 and the instability thereof, including disruption or delay of exploration and mining activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Alexco Resource Corp. ׀ Page 15

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this MD&A, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing may be needed to fund certain contingent payment obligations to Wheaton; (2) additional financing needed for the capacity related refund under the SPA with Wheaton will be available on reasonable terms; (3) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (4) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the interim condensed consolidated financial statements for the three and six month periods ended June 30, 2022; (6) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the PFS; (7) the actual nature, size and grade of its Mineral Reserves and Mineral Resources are materially consistent with the Mineral Reserve and Mineral Resource estimates reported in the supporting technical reports, including the PFS; (8) labour and other industry services will be available to the Corporation at prices consistent with internal estimates; (9) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (10) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered as the Keno Hill project is developed. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under the headings “Critical Accounting Policies, Estimates and Judgments” and “Risk Factors”.

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Alexco Resource Corp. ׀ Page 16

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

15. SUMMARY OF MINERAL RESERVE AND RESOURCE ESTIMATES

The following tables sets forth the estimated Probable Mineral Reserves and Mineral Resources for the Corporation’s mineral properties within the KHSD as outlined in the Technical Report filed under NI 43-101 on SEDAR on May 26, 2021, and further described in the press release dated May 26, 2021 entitled, “Alexco Announces 22% Increase to Silver Reserves; Updated Technical Report Demonstrates Robust Economics at Keno Hill”, and as further described in the press release dated January 18, 2022 entitled, “Alexco Reports 43% Expansion of Bermingham Indicated Resource to 47 Million Ounces of Silver at 939 Grams per Tonne; Remains Open”:

Summary of Mineral Reserves Estimates

Deposit2,3	Category	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Contained Metal
							Ag (000 oz)	Au (000 oz)	Pb (M Ibs)	Zn (M Ibs)
Bellekeno[1]	Proven	-	-	-	-	-
	Probable	12,809	936	13.00	7.30	0	385	0	4	2
Bellekeno Surface Stockpile[1]	Proven
	Probable	3,397	1150	21.70	4.50	0	126	0	2	0
Lucky Queen	Proven	-	-	-	-	-	-		-	-
	Probable	70,648	1,269	2.71	1.56	0.13	2,883	0	4	2
Flame and Moth	Proven	-	-	-	-	-	-		-	-
	Probable	721,322	672	2.69	6.21	0.49	15,590	11	43	99
Bermingham	Proven	-	-	-	-	-	-		-	-
	Probable	630,173	899	2.26	1.30	0.13	18,209	3	31	18
Total	Proven	-	-	-	-	-	-		-	-
	Probable	1,438,349	804	2.64	3.84	0.31	37,193	14	84	122

Notes:

1.       Mineral Reserves reported herein are dated May 26, 2021 and do not include depletion since that time.

2.       The Mineral Reserves are based on an NSR cutoff value using estimated metallurgical recoveries, assumed metal prices and smelter terms, which include payable factors, treatment charges, penalties, and refining charges

3.       Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces

4.       The Bellekeno, Lucky Queen, Flame & Moth and Bermingham deposits are incorporated into the current mine plan supported by disclosure in the news release dated May 26, 2021 entitled “Alexco Announces 22% Increase to Silver Reserves; Updated Technical Report Demonstrates Robust Economics at Keno Hill”.

5.       Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

Alexco Resource Corp. ׀ Page 17

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

Summary of Indicated and Inferred Resource Estimates

Category	Deposit	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)
Indicated	Bellekeno	213,000	620	n/a	5.5%	5.5%	4,246,000
	Lucky Queen	132,300	1,167	0.2	2.4%	1.6%	4,964,000
	Flame & Moth	1,679,000	498	0.4	1.9%	5.3%	26,883,000
	Onek	700,200	191	0.6	1.2%	11.9%	4,300,000
	Bermingham	1,562,700	939	0.2	2.6%	1.7%	47,210,000
Total Indicated		4,287,200	635	0.3	2.2%	5.0%	87,603,000
Inferred	Bellekeno	302,000	359	n/a	2.5%	5.4%	3,486,000
	Lucky Queen	257,900	473	0.1	1.0%	0.8%	3,922,000
	Flame & Moth	365,200	356	0.3	0.5%	4.3%	4,180,000
	Onek	285,100	118	0.4	1.2%	8.3%	1,082,000
	Bermingham	843,400	735	0.2	2.0%	1.3%	19,930,000
Total Inferred		2,053,600	494	0.2	1.6%	3.3%	32,600,000

Notes:

1.       All Mineral Resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) of NI 43-101.

2.       Indicated Mineral Resources are inclusive of Probable Mineral Reserves estimates.

3.       Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.

4.       The Mineral Resource estimates comprising Lucky Queen and Flame & Moth, and Onek are supported by disclosure in the news release dated May 26, 2021 entitled “Alexco Announces 22% Increase to Silver Reserves; Updated Technical Report Demonstrates Robust Economics at Keno Hill”.

5.       The Mineral Resource estimate for the Bermingham deposit is supported by disclosure in the news release dated January 18, 2022 entitled “Alexco Reports 43% Expansion of Bermingham Indicated Resource to 47 Million Ounces of Silver at 939 Grams per Tonne; Remains Open” and the Mineral Resource estimate has an effective date of November 30, 2021.

6.       The Mineral Resource estimate for the Lucky Queen, Flame & Moth and Onek deposits have an effective date of January 3, 2017.

7.       The Mineral Resource estimate for the Bellekeno deposit is based on an internal Mineral Resource estimate completed by Alexco Resource Corp. and externally audited by SRK Consulting Inc., having an effective date of January 01, 2021. This Mineral Resource estimate has been depleted to reflect all mine production from Bellekeno to the end of December 2020.

Summary of Historical Resource Estimates

		Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)
Historical Resources	Silver King[1,2]
	Proven, probable and indicated	99,000	1,354	n/a	1.6%	0.1%	4,310,000
	Inferred	22,500	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.       Historical resources for Silver King were estimated by UKHM, as documented in an internal report entitled “Mineral Resources and Mineable Ore Reserves” dated March 9, 1997. The historical resources were estimated based on a combination of surface and underground drill holes and chip samples taken on the vein and calculated using the polygonal (block) model and the 1997 CIM definitions for resource categories. Verification of the estimate would require new drill holes into a statistically significant number of the historical resource blocks and/or a combination of on-vein sampling. A Qualified Person (as defined by NI 43-101) has not done sufficient work to classify this estimate of historical resources as current Mineral Resources or Mineral Reserves, nor is Alexco treating this historical estimate as current Mineral Resources or Mineral Reserves.

2.       The disclosure regarding the summary of historical Mineral Resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent and a Qualified Person as defined by NI 43-101.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022

16. TECHNICAL DISCLOSURE CAUTIONARY NOTE TO U.S. INVESTORS - INFORMATION CONCERNING PREPARATION OF RESOURCE ESTIMATES

The material scientific and technical information in respect of Alexco’s Keno Hill Silver District project in the MD&A, unless otherwise indicated, is based upon the information contained in the PFS. Readers are encouraged to read the PFS, which is available under the Corporation’s profile on SEDAR, for detailed information concerning KHSD. All disclosure contained in this MD&A regarding the Mineral Reserves and Mineral Resource estimates and economic analysis on the property is fully qualified by the full disclosure contained in the PFS.

A production decision which is made without a feasibility study of Mineral Reserves demonstrating economic and technical viability carries additional potential risks which include, but are not limited to, the risk that additional detailed work may be necessary with respect to mine design and mining schedules, metallurgical flow sheets and process plant designs, and the noted inherent risks pertaining to the inclusion of approximately 2% Inferred Mineral Resources (as defined herein) in the mine plan.

This MD&A has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. As a result, the Corporation reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43 101”). NI 43 101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S K 1300”) under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the multi-jurisdictional disclosure system of the Exchange Act, the Corporation is not subject to the requirements of S K 1300. Any mineral reserves and mineral resources reported by the Corporation in accordance with NI 43 101 may not qualify as such under or differ from those prepared in accordance with S K 1300. Accordingly, information included or incorporated by reference in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S K 1300.

Additional Information

Additional information relating to Alexco, including Alexco’s Annual Information Form for the year ended December 31, 2021 can be found on the Corporation’s profile on SEDAR at www.sedar.com and on the Corporation’s website at www.alexcoresource.com and the Edgar website at www.sec.gov.

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